Exhibit 99.3

Execution Version

BACKSTOP COMMITMENT LETTER

July 7, 2016

PRIVATE AND CONFIDENTIAL

Postmedia Network Canada Corp.

Postmedia Network Inc.

365 Bloor Street East

Toronto, Ontario

M4W 3L4

Ladies and Gentlemen:

You have advised [REDACTED] (“[REDACTED]”, and, together with their respective affiliates, individually, an “Initial Backstop Party” and, collectively, the “Initial Backstop Parties”; the Initial Backstop Parties, together with any Additional Backstop Parties (as defined below), are collectively referred to herein as the “Backstop Parties” and each individually as a “Backstop Party”) that Postmedia Network Canada Corp. ( “PNCC”) and Postmedia Network Inc. (“PNI”, and together with PNCC, “you” or the “Company”) intend to effect a recapitalization transaction involving the 12.50% senior secured notes due 2018 (the “Outstanding Second Lien Notes”) issued by PNI and guaranteed by PNCC pursuant to the trust indenture dated as of July 13, 2010, among, PNI, as issuer, PNCC, as guarantor, the guarantors party thereto, The Bank of New York Mellon, as trustee, and BNY Trust Company of Canada, as collateral agent, as amended, restated, supplemented and/or modified from time to time (the “Indenture”), pursuant to a plan of arrangement (the “Plan of Arrangement”) mutually acceptable to the Company, on the one hand, and the Majority Second Lien Noteholder Supporting Parties (as defined in the Recapitalization Term Sheet (as defined below)), on the other hand, which shall be implemented pursuant to proceedings (the “CBCA Proceeding”) under the Canada Business Corporations Act (the “CBCA”) commenced in the Ontario Superior Court of Justice (Commercial List) (the “Court”) and pursuant to which, among other things, holders of Outstanding Second Lien Notes (collectively, the “Noteholders”) that are eligible to participate consistent with applicable securities laws, including the Backstop Parties, would be entitled to purchase up to their respective Noteholder Pro Rata Share (as defined below) of new second lien secured indebtedness of PNI in the aggregate principal amount of $110,000,000 (the “New Second Lien Notes”) on the terms described in the term sheet relating to the New Second Lien Notes (the “New Second Lien Notes Term Sheet”) attached to the binding Recapitalization Transaction Term Sheet dated as of July 7, 2016 (as the same may be amended or restated and in effect from time to time, the “Recapitalization Term Sheet” and the transactions contemplated thereby, the “Recapitalization Transaction”), and such other terms as may be agreed pursuant to the Recapitalization Term Sheet and the Support Agreements (as defined in the Recapitalization Term Sheet), to be issued pursuant to an indenture governing the New Second Lien Notes (the “New Second Lien Notes Indenture”, together with the other agreements or instruments executed or delivered in connection therewith and such other documentation necessary, expedient or proper to effectuate the issuance of the New Second Lien Notes, the “New Second Lien Notes Documentation”).

“Business Day” means any day other than a Saturday, a Sunday or any other day on which commercial banks in New York, New York or Toronto, Ontario are required by applicable law to be closed.

“Canadian Exchange Rate” means, on any particular date, the rate at which C$ may be exchanged into US$, determined by reference to the Bank of Canada noon spot rate as of such date.

“Commitment Amount” means, as to any Noteholder, the amount equal to (i) $110,000,000 times (ii) such Noteholder’s respective Noteholder Committed Pro Rata Share, with such Commitment Amount to be funded into escrow in cash on a date to be agreed by the Company and the Majority Second Lien Noteholder Supporting Parties that is not more than three Business Days prior to the Effective Date (the “Funding Date”) in U.S. dollars based on the Canadian Exchange Rate as of a date to be agreed by the Company and the Majority Second Lien Noteholder Supporting Parties that is at least one Business Day prior to the Funding Date and not more than seven Business Days prior to the Effective Date (the “FX Date”).

“Effective Date” means the day during which the Effective Time (as defined below) occurs.

“Noteholder Committed Pro Rata Share” means, with respect to any Noteholder, the percentage, rounded to the nearest tenth of a percent, obtained by dividing (i) the Outstanding Committed Notes Amount (as defined below) of such Noteholder on a record date to be agreed by the Company and the Majority Second Lien Noteholder Supporting Parties (the “Commitment Record Date”) by (ii) the aggregate principal amount of all Outstanding Second Lien Notes held by all Noteholders (including any Backstop Parties) on the Commitment Record Date.

“Noteholder Pro Rata Share” means, with respect to any Noteholder, the percentage, rounded to the nearest tenth of a percent, obtained by dividing (i) the aggregate principal amount of all Outstanding Second Lien Notes held by such Noteholder on the Commitment Record Date by (ii) the aggregate principal amount of all Outstanding Second Lien Notes held by all holders of Outstanding Second Lien Notes (including any Backstop Parties) on the Commitment Record Date.

“Obligors” means PNI, PNCC and material restricted subsidiaries of PNI and PNCC including, for greater certainty, 1576626 Ontario Inc. and 7731558 Canada Inc.

“Outstanding Committed Notes Amount” means, with respect to any Noteholder, (i) in the case of any Backstop Party, the aggregate principal amount of all Outstanding Second Lien Notes held by such Backstop Party and (ii) in the case of any Other Noteholder (as defined below), an amount equal to all or such portion, if any, of the aggregate principal amount of Outstanding Second Lien Notes as to which such Other Noteholder has duly committed to purchase New Second Lien Notes.

This backstop commitment letter agreement (together with all exhibits and schedules hereto, the “Backstop Commitment Letter”) will confirm the understanding and agreement among the Backstop Parties and the Company with respect to the matters addressed herein, in connection with the Recapitalization Transaction. In connection with the Recapitalization Transaction, you have requested that (i) each of the Backstop Parties commits, severally and not jointly, to purchase its Backstop Pro Rata Share (as defined below) of the Backstopped Amount (as defined below) and (ii) each of the Initial Backstop Parties commits, severally and not jointly, to purchase, without duplication, its Initial Backstop Pro Rata Share (as defined below) of New Second Lien Notes not in fact purchased pursuant to the Commitment Amounts of the other Noteholders (including other Backstop Parties).

All capitalized terms used but not otherwise defined in this Backstop Commitment Letter shall have the respective meanings ascribed to such terms in the exhibits and schedules hereto.

All currency references in this Backstop Commitment Letter are in Canadian dollars unless indicated otherwise.

1.	The Commitment

Based on the foregoing, (i) each Backstop Party is pleased to confirm by this Backstop Commitment Letter its several and not joint commitment to you to purchase its Backstop Pro Rata Share of the Backstopped Amount (the “Primary Commitments”) and (ii) in the event that (A) any one or more Additional Backstop Parties shall fail to purchase any New Second Lien Notes pursuant to their respective Commitment Amount or Primary Commitments in accordance with the terms hereof (each such Additional Backstop Party, a “Defaulting Backstop Party”) or (B) any one or more other Noteholders that, in their capacity as Noteholders, have committed to purchase New Second Lien Notes pursuant to their respective Commitment Amounts shall fail to purchase any portion of the New Second Lien Notes pursuant to their respective Commitment Amount (each such Noteholder, a “Defaulting Noteholder”), each Initial Backstop Party is pleased to confirm by this Backstop Commitment Letter its several and not joint commitment to you to purchase, without duplication, its Initial Backstop Pro Rata Share of such New Second Lien Notes in respect of the unpurchased Primary Commitment or unpurchased Commitment Amount of each such Defaulting Backstop Party or unpurchased Commitment Amount of each such Defaulting Noteholder, as the case may be, in each case upon the terms and subject to the conditions set forth or referred to in this Backstop Commitment Letter and to be set forth or referred to in the Plan of Arrangement and the other New Second Lien Notes Documentation (the “Secondary Commitments” and, together with the Primary Commitments, the “Commitments”), such Commitments to be funded into escrow in cash at 100% of par on the Business Day immediately following the Funding Date in U.S. dollars based on the Canadian Exchange Rate as of the FX Date. In addition to the Commitments hereunder, each Backstop Party agrees to commit under the Plan of Arrangement to, and shall be deemed hereby to have committed to, purchase and fund New Second Lien Notes pursuant to a Commitment Amount based on the entire aggregate principal amount of Outstanding Second Lien Notes held by such Backstop Party on the Commitment Record Date.

“Backstopped Amount” means a principal amount of New Second Lien Notes equal to $110,000,000 less the aggregate Commitment Amounts of the Noteholders (including the Backstop Parties), which amount shall be funded into escrow in cash on the Business Day immediately following the Funding Date in U.S. dollars based on the Canadian Exchange Rate as of the FX Date.

“Backstop Pro Rata Share” means, as to any Backstop Party, the percentage, rounded to the nearest tenth of a percent, obtained by dividing (i) the aggregate principal amount of all Outstanding Second Lien Notes held by such Backstop Party on the Backstop Record Date by

(ii) the aggregate principal amount of all Outstanding Second Lien Notes held by all Backstop Parties on the Backstop Record Date.

“Initial Backstop Pro Rata Share” means, as to any Initial Backstop Party, the percentage, rounded to the nearest tenth of a percent, obtained by dividing (i) the aggregate principal amount of all Outstanding Second Lien Notes held by such Initial Backstop Party on the Backstop Record Date by (ii) the aggregate principal amount of all Outstanding Second Lien Notes held by all Initial Backstop Parties on the Backstop Record Date.

“Other Noteholder” means any Noteholder other than any Backstop Party.

The rights and obligations of each of the Backstop Parties and of the Initial Backstop Parties under this Backstop Commitment Letter shall be several and not joint, and no failure by any Backstop Party or Initial Backstop Party to comply with any of its obligations under this Commitment Letter shall prejudice the rights of any other Backstop Party or Initial Backstop Party, as applicable; provided that each such Backstop Party or Initial Backstop Party, as applicable, shall only be responsible for its specific Commitment Amount and Commitments as set out above or in a Joinder Agreement (as defined below), if applicable.

2.	Conditions; Covenants

The commitments and agreements of each Backstop Party to effect purchases in respect of its Commitment Amount pursuant to the New Second Lien Notes Documentation specified in clause (a) in the introductory paragraph hereof and to effect the purchases pursuant to its Primary Commitment and of each Initial Backstop Party to effect the purchases pursuant to its Secondary Commitment specified in Section 1 in connection with the Recapitalization Transaction are subject to: (a) the representations and warranties of the Company set out in Exhibit A shall be true and correct in all material respects as of the Effective Date with the same force and effect as if made at and as of such date, except (i) that representations and warranties that are given as of a specified date shall be true and correct in all material respects as of such date and (ii) as such representations and warranties may be affected by the occurrence of events or transactions contemplated and permitted by this Backstop Commitment Letter; (b) the performance and compliance in all material respects by the Company with its covenants contained herein and in the covenants attached hereto as Exhibit B and (c) the satisfaction or due waiver of all conditions and conditions precedent specified in the Recapitalization Term Sheet and the Second Lien Support Agreement (as defined below) and the additional conditions precedent set out in Exhibit C attached hereto.

The Company hereby agrees with each of the Backstop Parties as set forth in Exhibit B hereto.

3.	Fees and Expenses

In consideration of the execution and delivery of this Backstop Commitment Letter by each Initial Backstop Party, you agree to pay the reasonable fees, costs and expenses of each Initial Backstop Party in connection with the transactions contemplated by this Backstop Commitment Letter, including, without limitation, reasonable and documented fees and expenses of Osler, Hoskin & Harcourt LLP as legal counsel to the Initial Backstop Parties. You also agree to pay to the Initial Backstop Parties, in the aggregate, a non-refundable cash commitment fee (“Commitment Fee”) equal to $5.5 million (being 5.00% of the New Capital Offering Amount

(as defined in the Recapitalization Term Sheet)), which fee shall be fully earned on the date hereof and payable in accordance with each Initial Backstop Party’s Initial Backstop Pro Rata Share on the earlier of (i) the Effective Time (as defined below), or (ii) the termination of this Backstop Commitment Letter for any reason other than a termination of this Backstop Commitment Letter due to a breach hereof by an Initial Backstop Party that is not cured (with respect to such Initial Backstop Party) as provided for herein, or as a result of the occurrence of the Outside Date (as defined below) or the termination of the Second Lien Support Agreement (as defined below) for any reason other than a termination of the Second Lien Support Agreement due to a breach thereof by such Initial Backstop Party that is not cured (with respect to such Initial Backstop Party) as provided for therein. The Commitment Fee shall be paid to the Initial Backstop Parties in cash in immediately available funds; provided, that, if the Commitment Fee is paid under clause (i) of the immediately preceding sentence, the Commitment Fee shall be applied at the Effective Time by the Initial Backstop Parties to acquire additional New Second Lien Notes with an aggregate principal amount equal to the Commitment Fee. The Commitment Fee shall be allocated amongst the Initial Backstop Parties on a pro rata basis in accordance with each Initial Backstop Party’s Initial Backstop Pro Rata Share. The Commitment Fee, once paid, shall be non-refundable, without setoff or recoupment and shall not be subject to defense or offset on account of any claim, defense or counterclaim.

4.	Representations and Warranties

The Company hereby represents and warrants to, and agrees with, each of the Backstop Parties as set forth in Part A of Exhibit A hereto. Each Backstop Party hereby severally, and not jointly or jointly and severally with any other Backstop Party, represents and warrants to and agrees with, the Company as set forth in Part B of Exhibit A hereto.

5.	Indemnification

The Company hereby agrees to indemnify and hold harmless the Backstop Parties and their respective subsidiaries and affiliates, and their respective officers, directors, employees, advisors, legal counsel and agents (each an “Indemnified Party”) from and against any and all liabilities to or claims (other than liabilities or claims attributable to any of such persons’ gross negligence, fraud or willful misconduct as determined by the final, non-appealable judgment of a court of competent jurisdiction) arising on or prior to the earlier of (i) the Effective Time and (ii) the date on which this Backstop Commitment Letter is terminated, provided and to the extent that such claims arise directly or indirectly in connection with the Plan of Arrangement, the Recapitalization Transaction and any proceedings commenced with respect to the Plan of Arrangement and the Recapitalization Transaction, and any other claim, litigation, investigation, actions or matters related directly or indirectly to the Plan of Arrangement or the Recapitalization Transaction, regardless of whether any Indemnified Party is a party thereto and whether or not the transactions contemplated hereby are consummated, and to reimburse each Indemnified Party promptly upon demand for all documented legal and other expenses reasonably incurred by it in connection with investigating, preparing to defend or defending, or providing evidence in or preparing to serve or serving as a witness with respect to, any lawsuit, investigation, claim or other proceeding relating to any of the foregoing (including, without limitation, in connection with the enforcement of the indemnification obligations set forth herein), provided in each case such Backstop Party is in material compliance with all of its commitments and obligations under or in respect of this Backstop Commitment Letter.

The terms set forth in this indemnification section shall survive termination of the Backstop Commitment Letter and shall remain in full force and effect regardless of whether the Recapitalization Transaction is consummated. The remedies provided for in this Section 5 are not exclusive and shall not limit any rights or remedies that may otherwise be available to any Backstop Party at law or in equity.

6.	Expiration of Commitment

Each Backstop Party hereby agrees to hold its Commitment Amount and its Commitments available for you until, and this Backstop Commitment Letter shall (subject to Section 9) terminate on, the earliest of (i) the time at which the Plan of Arrangement has been implemented and become effective in accordance with its terms (the “Effective Time”), (ii) termination of the support agreement by and between the Company and the beneficial holders and/or investment managers for holders of the Outstanding Second Lien Notes signatories thereto (the “Second Lien Support Agreement”) for any reason, (iii) the occurrence of any of the Termination Events contained in the additional termination events attached hereto as Exhibit D and (iv) December 16, 2016 or such other date as may be agreed by the Company and the Initial Backstop Parties (the “Outside Date”).

7.	Confidentiality; Public Announcements

Notwithstanding anything to the contrary in this Backstop Commitment Letter, no information with respect to the principal amount of Outstanding Second Lien Notes and the number of Relevant Shares (as defined in the Second Lien Support Agreement) held or managed by any individual Backstop Party or the identity of any individual Backstop Party shall be disclosed by the Company or any subsidiaries or affiliates thereof, without the prior written consent of each such Backstop Party, provided, however, that such information may be disclosed: (i) to the directors, executives, senior management, auditors, employees, financial advisors and legal advisors (collectively, its “Representatives”) of the Company, provided that each such Representative (A) needs to know such information for purposes of the Recapitalization Transaction, (B) is informed of this confidentiality provision and the confidential nature of such information, and (C) agrees to act in accordance with the terms of this confidentiality provision; and (ii) in response to, and to the extent required (as determined by the Company following advice of the Company’s legal counsel) by applicable law, by any stock exchange rules on which its securities or those of any of its affiliates are traded, by any Governmental Entity (as defined in the Second Lien Support Agreement) or by any subpoena or other legal process, including, without limitation, by any court of competent jurisdiction or applicable rules, regulations or procedures of a court of competent jurisdiction; provided that, if it or any of its Representatives is required to disclose the identity or specific holdings of any Backstop Party in the manner set out in the preceding sentence, the Company shall provide the such Backstop Party with prompt written notice of any such requirement (including a written copy of the proposed disclosure), to the extent permissible and practicable under the circumstances, and the Company shall reasonably cooperate with such Backstop Party (at such Backstop Party’s sole expense) in seeking a protective order or other appropriate remedy or waiver of compliance with such requirement; provided further that: (x) the principal amount of Outstanding Second Lien Notes and the number of Relevant Shares held collectively by all Backstop Parties in the aggregate from time to time may be set out in any public disclosure, including, without limitation, press releases and court materials, produced by the Company, all in form and substance satisfactory to the Company and the Majority Second Lien Noteholder Supporting Parties, (y) the Company

may disclose the identity of a Backstop Party in any action to enforce this Backstop Commitment Letter against such Backstop Party (and only to the extent necessary to enforce this Backstop Commitment Letter against such Backstop Party), and (z) the Company may disclose in any of their proxy circulars the identity of, and number of Relevant Shares held by, a Backstop Party that holds 10% of more of the Existing Shares (as defined in the Second Lien Support Agreement) to the extent required by applicable securities laws (as determined by the Company following advice of the Company’s legal counsel).

All public announcements in respect of the Recapitalization Transaction shall be in form and substance acceptable to the Company and the Majority Second Lien Noteholder Supporting Parties; provided that, nothing herein shall prevent a party from making public disclosure in respect of the Recapitalization Transaction to the extent required by applicable Law (as defined in the Second Lien Support Agreement).

Subject to the foregoing, the Backstop Parties agree to the existence and factual details of this Backstop Commitment Letter being set out in any public disclosure made by the Company, including, without limitation, press releases and court materials, and to the filing of this Backstop Commitment Letter on SEDAR (as defined in the Second Lien Support Agreement) and/or EDGAR (as defined in the Second Lien Support Agreement) and with the Court in connection with the CBCA Proceeding.

8.	Assignment; Additional Backstop Parties

The parties hereto agree that, without any consent of the Company, each Backstop Party will have the right to sell, transfer, negotiate or assign its rights and obligations (in whole or in part) under this Backstop Commitment Letter and the Commitments of such Backstop Party to a Backstop Party or any affiliate of a Backstop Party or if it obtains the prior consent of the Backstop Parties and the Company, an Eligible Assignee (as defined below) but only if the Eligible Assignee has executed a written joinder to this Backstop Commitment Letter in a form reasonably consistent with the form attached hereto as Exhibit E. The Company shall have no right to sell, transfer, negotiate or assign its rights hereunder and any such sale, transfer, negotiation or assignment shall be void ab initio. “Eligible Assignee” shall mean a Noteholder that is (a) a commercial or investment bank having total assets in excess of $250 million, or (b) a finance company, insurance company or any other financial institution regularly engaged in making, purchasing or investing in loans or bonds and having a net worth, determined in accordance with United States generally accepted accounting principles, in excess of $250 million.

Each Eligible Assignee on the date of this Backstop Commitment Letter (the “Backstop Record Date”) shall, if it provides evidence reasonably acceptable to the Company that it qualifies as an Eligible Assignee, be entitled to join this Backstop Commitment Letter (each, together with its respective affiliates, an “Additional Backstop Party”) from time to time until the termination of the Commitments under Section 6 by execution by such Additional Backstop Party and the Initial Backstop Parties of a joinder agreement in the form attached hereto as Exhibit E or otherwise satisfactory to the Company and the Initial Backstop Parties (a “Joinder Agreement”).

9.	Survival

Sections 3, 5, 7, 9, 10, 11 and 12 hereof will survive the expiration or termination of the Commitments or this Backstop Commitment Letter (including any extensions) and the execution and delivery of definitive documentation. Section 4 hereof will survive for twelve (12) months following the execution and delivery of definitive documentation at the Effective Time, but shall not otherwise survive any expiration or termination of the Commitments or this Backstop Commitment Letter.

10.	Governing Law; Jurisdiction; Waiver of Jury Trial

The validity of this Backstop Commitment Letter, the construction, interpretation, and enforcement hereof, and the rights of the parties hereto with respect to all matters arising hereunder or related hereto shall be determined under, governed by, and construed and enforced in accordance with the Province of Ontario and the federal laws of Canada applicable in that Province. Each party to this Backstop Commitment Letter agrees that, in connection with any legal suit or proceeding arising with respect to this Backstop Commitment Letter, it shall submit to the non-exclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any thereof, and agrees to venue in such courts; provided that the Court shall have jurisdiction to hear and determine any legal dispute arising hereunder during the course of the CBCA Proceeding. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

11.	Additional Amounts

All amounts payable hereunder by the Company will be made without withholding or deduction of any taxes imposed by any Specified Tax Jurisdiction (as defined below) unless such withholding or deduction is required by law, in which case, subject to specified exceptions and limitations, the Company will be obligated to pay such additional amounts as may be necessary so that the net amount received by the Backstop Parties after such withholding or deduction will not be less than the amount that would have been received in the absence of such withholding or deduction. A payment of additional amounts shall not be required under this paragraph by reason of any withholding or deduction made on account of tax imposed by Canada, if such tax was imposed by reason of a Backstop Party not dealing at arm’s length with the Company for purposes of the Income Tax Act (Canada).

The Company will also pay any stamp or excise or property taxes imposed by any Specified Tax Jurisdiction.

“Specified Tax Jurisdiction” means Canada and each other jurisdiction in which the Company or, if applicable, its affiliates is organized or otherwise considered to be a resident for tax purposes or from which the Company or, if applicable, its affiliates make a payment.

12.	Miscellaneous

This Backstop Commitment Letter may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same instrument. Delivery of an executed signature page of this Backstop Commitment Letter by facsimile transmission or other electronic means will be effective as delivery of a manually executed counterpart hereof. This Backstop Commitment Letter will become effective upon the execution thereof by the Company and [REDACTED]. This Backstop Commitment Letter may not be amended or waived except by an instrument in writing signed by each of the Company and the Initial Backstop Parties; provided that the consent of each Backstop Party affected thereby shall be required to increase the Commitment or any other obligations, liabilities or duties of such Backstop Party.

This Backstop Commitment Letter, the Recapitalization Term Sheet, the attached exhibits and any Joinder Agreement set forth the entire understanding of the parties hereto as to the scope of the Commitments and the obligations of the Backstop Parties hereunder. This Backstop Commitment Letter supersedes all prior understandings and proposals, whether written or oral, between the Backstop Parties and you relating to their commitments in respect of the Outstanding Second Lien Notes other than the Second Lien Support Agreement and the Recapitalization Term Sheet.

This Backstop Commitment Letter has been and is made solely for the benefit of the parties signatory hereto and to a Joinder Agreement, and nothing in this Backstop Commitment Letter, expressed or implied, is intended to confer or does confer on any other person or entity any rights or remedies under or by reason of this Backstop Commitment Letter or the agreements of the parties contained herein.

You acknowledge that each Backstop Party may be (or may be affiliated with) a full service financial firm and as such from time to time may, together with its affiliates, effect transactions for its own account or the account of customers, and hold long or short positions in debt or equity securities or loans of business entities that may be the subject of the transactions contemplated by this Backstop Commitment Letter. Provided that the Backstop Parties and each of their affiliates and representatives comply with the confidentiality and other obligations set forth in Section 7, any other written confidentiality agreements to which such Backstop Parties and the Company are party and the Second Lien Support Agreement, you hereby waive and release, to the fullest extent permitted by law, any claims you have with respect to any conflict of interest arising from such transactions, activities, investments or holdings, or arising from the failure of any Backstop Party or any of its respective affiliates to bring such transactions, activities, investments or holdings to your attention. Notwithstanding anything herein to the contrary, nothing herein, including the obligations set forth in Section 7, shall limit the Backstop Parties right to pursue any right or remedy to which such Backstop Party may be entitled under the Outstanding Second Lien Notes, subject to any limitations on the pursuit of such rights or remedies as may be contained in the Second Lien Support Agreement signed by such Backstop Parties in connection with the Recapitalization Transaction.

You acknowledge that the transactions contemplated by this Backstop Commitment Letter are arms’ length commercial transactions and that each Backstop Party is acting as principal and in its own best interests. The Company is relying on its own experts and advisors to determine whether the transactions contemplated by this Backstop Commitment Letter are in the Company’s best interests. You agree that each Backstop Party will act under this Backstop Commitment Letter as an independent contractor and that nothing in this Backstop Commitment Letter, the nature of our services, or in any prior relationship will be deemed to create an advisory, fiduciary or agency relationship between each Backstop Party on the one hand and the Company, its stockholders or its affiliates on the other hand.

The obligations under this Backstop Commitment Letter of the Backstop Parties are, in each case, several and not joint. Each Backstop Party acknowledges that the transactions contemplated by this Backstop Commitment Letter are arms’ length commercial transactions and that such Backstop Party is acting as principal and in its own best interests. Neither the Company nor any Backstop Party has provided any legal, accounting, regulatory or tax advice to any other Backstop Party with respect to the transactions contemplated hereby and each Backstop Party is relying on its own experts and advisors to determine whether the transactions contemplated by this Backstop Commitment Letter are in such Backstop Party’s best interests. Each Backstop Party agrees that such Backstop Party will act under this Backstop Commitment Letter as an independent contractor and that nothing in this Backstop Commitment Letter will be deemed to create an advisory, fiduciary or agency relationship between such Backstop Party on the one hand and any other Backstop Party (including any Initial Backstop Party) on the other hand. No Backstop Party has any obligation to any other Backstop Party with respect to the transactions contemplated hereby except the obligations expressly set forth in this Backstop Commitment Letter. The several Backstop Parties and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the other Backstop Parties, and the several Backstop Parties have no obligation to disclose any of such interests by virtue of any advisory, fiduciary or agency relationship.

[The Remainder of this Page Has Been Intentionally Left Blank.]

If you are in agreement with the foregoing, kindly sign and return to us the enclosed copy of this Backstop Commitment Letter.

Very truly yours,

[REDACTED]

By:	[REDACTED]
	Name:	[REDACTED]

	Title:	[REDACTED]
Principal amount of Outstanding Second Lien Notes held on the Backstop Record Date by [REDACTED] and its affiliates: [REDACTED]

[REDACTED]

By:	[REDACTED]
	Name:	[REDACTED]

	Title:	[REDACTED]
Principal amount of Outstanding Second Lien Notes held on the Backstop Record Date by [REDACTED] and its affiliates: [REDACTED]

[Signature page to Backstop Commitment Letter]

Accepted and agreed to as of the date first written above.

POSTMEDIA NETWORK CANADA CORP.

By:	(signed) “Douglas Lamb”
	Name:	Douglas Lamb
	Title:	EVP & Chief Financial Officer

By:	(signed) “Jeffrey Haar”
	Name:	Jeffrey Haar
	Title:	EVP & General Counsel

POSTMEDIA NETWORK INC.

By:	(signed) “Douglas Lamb”
	Name:	Douglas Lamb
	Title:	EVP & Chief Financial Officer

By:	(signed) “Jeffrey Haar”
	Name:	Jeffrey Haar
	Title:	EVP & General Counsel

[Signature page to Backstop Commitment Letter]

EXHIBIT A TO BACKSTOP COMMITMENT LETTER

Representations and Warranties

Capitalized terms used but not defined herein have the meanings assigned to them in the Backstop Commitment Letter to which this Exhibit A is attached and of which it forms a part.

Part A

The Company hereby represents and warrants to, and agrees with, each of the Backstop Parties (unless otherwise set forth herein, as of the date hereof and as of the Effective Time) as set forth below.

(i)

the PNCC Board (as defined in the Second Lien Support Agreement) and the PNI Board (as defined in the Second Lien Support Agreement), as applicable, have (i) approved the transactions contemplated by the Recapitalization Transaction; (ii) determined that such transactions are in the best interests of the Company; and (iii) taken all necessary corporate action to authorize this Backstop Commitment Letter;

(ii)

it (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Backstop Commitment Letter; (ii) has conducted its own analysis and made its own decision to enter into this Backstop Commitment Letter; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied in such analysis or decision on any person other than its own independent advisors;

(iii)

this Backstop Commitment Letter has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by all parties to this Backstop Commitment Letter, this Backstop Commitment Letter constitutes a legal, valid and binding obligation of the Company, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(iv)

it is duly organized and validly existing under the laws of Canada and has all necessary power and authority to execute and deliver this Backstop Commitment Letter resulting from its acceptance hereof and to perform its obligations hereunder;

(v)

the execution and delivery of this Backstop Commitment Letter by it and the completion by it of the transactions contemplated herein do not and will not, to the best of its knowledge, violate or conflict with any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to the Company or any of its properties or assets or result (with or without notice or the passage of time) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under its certificate of incorporation, articles, bylaws or other constating documents;

(vi)

there is no proceeding, claim or investigation pending before any Governmental Entity (as defined in the Second Lien Support Agreement), or threatened against it or any of its properties that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on its ability to execute and deliver this Backstop Commitment Letter, to perform its obligations hereunder and to consummate the Recapitalization Transaction;

(vii)

all financial information that has been provided or made available to the Backstop Parties, their affiliates or their respective advisors by it, or any of its representatives, (i) has been prepared in good faith (and in the case of any financial statements forming part of such financial information, in accordance with the International Financial Reporting Standards) and (ii) fairly reflects in all material respects as of the dates thereof, its financial condition and the results of its operations;

(viii)

since February 29, 2016, (i) there has not been any Material Adverse Change (as defined in the Recapitalization Transaction Term Sheet), and (ii) there are no material change reports relating to the Company filed on a confidential basis with any securities commission which remain confidential;

(ix)

it is conducting its business in substantial compliance with all applicable Laws (as defined in the Second Lien Support Agreement) and has not received any notice to the effect that, or has otherwise been advised that, it is not in substantial compliance with such Laws;

(x)

except as disclosed in the Information (as defined in the Second Lien Support Agreement), it has no material liabilities or obligations of any nature (whether absolute, accrued, contingent or otherwise) that have been incurred other than in the ordinary course of business and consistent with past practice;

(xi)	except as disclosed in the Information, it is not aware of any material litigation or other claims commenced or threatened against it;

(xii)

no order halting or suspending trading in its securities or prohibiting the sale of such securities has been issued to or is outstanding against it and no investigations or proceedings for such purpose are pending or threatened;

(xiii)

it has obtained all material permits, licenses and other authorizations which are required under all environmental Laws and it is in substantial compliance with the terms and conditions of such permits, licenses and authorizations;

(xiv)	it has filed all tax returns which are required to be filed, has paid or made provision for payment of all taxes which are due and payable;

(xv)	except as disclosed in the Information, there are no “change of control” payments or similar payments or compensation that would be payable to any of its senior officers or to any other director, officer or employee of any of its subsidiaries or affiliates as a result of the implementation of the transactions contemplated by this Backstop Commitment Letter and the Recapitalization Transaction;

(xvi)

it has complied with its public reporting obligations under securities Laws in all material respects, and all documents filed with the relevant securities regulators: (i) complied with all applicable securities Laws in all material respects; and (ii) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading;

(xvii)

to the knowledge of the Company’s officers who have been working directly on the Recapitalization Transaction, (i) all of the material contracts to which it is a party are valid, binding and enforceable in accordance with their terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or other similar laws relating to or affecting the rights of creditors or general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity); and (ii) except as otherwise contemplated by the Second Lien Support Agreement and the transactions contemplated hereby, there is no existing (or threatened in writing) breach or default with respect to, nor has any event or circumstance occurred which, but for the passage of time or the giving of notice, or both, would constitute a breach or default by it under, any of the material contracts to which it is a party;

(xviii)

PNCC is authorized to issue an unlimited number of Voting Shares (as defined in the Recapitalization Transaction Term Sheet) and Variable Voting Shares (as defined in the Recapitalization Transaction Term Sheet), of which 2,342,355 Voting Shares and 278,839,490 Variable Voting Shares are issued and outstanding. PNCC has no other capital stock authorized or issued and outstanding;

(xix)

PNCC’s shareholder rights plan shall not in any way interfere with the ability of the parties hereto to consummate the Recapitalization Transaction and, to the extent required, shall be waived with respect to the Recapitalization Transaction and/or the exchange of securities as contemplated by the Plan of Arrangement. Except as disclosed in the Information, there are no outstanding options, warrants, convertible securities or rights of any kind to purchase or otherwise acquire capital stock or other securities of the Company; and

(xx)

to the knowledge of the Company’s officers who have been working directly on the Recapitalization Transaction, no representation or warranty of the Company contained in this Backstop Commitment Letter contains any untrue statement of a material fact or omits to state a material fact necessary in order to make the statements contained herein not misleading.

Part B

Each Backstop Party, severally and not jointly or jointly and severally with any other Backstop Party, represents and warrants to, and agrees with, the Company (unless otherwise set forth herein, as of the date hereof and as of the Effective Time) as set forth below:

(i)

on the Backstop Record Date such Backstop Party, together with its affiliates, holds the aggregate principal amount of Outstanding Second Lien Notes specified on the signature pages to the Backstop Commitment Letter or the Joinder Agreement to which it is a party, as applicable;

(ii)	it has the authority to vote or direct the voting of its Debt (as defined in the Second Lien Support Agreement);

(iii)

it (i) is a sophisticated party with sufficient knowledge and experience to evaluate properly the terms and conditions of this Backstop Commitment Letter; (ii) has conducted its own analysis and made its own decision to enter into this Backstop Commitment Letter; (iii) has obtained such independent advice in this regard as it deemed appropriate; and (iv) has not relied in such analysis or decision on any person other than its own independent advisors;

(iv)

this Backstop Commitment Letter has been duly authorized, executed and delivered by it, and, assuming the due authorization, execution and delivery by the other parties to this Backstop Commitment Letter, this Backstop Commitment Letter constitutes the legal, valid and binding obligation of such Backstop Party, enforceable in accordance with its terms, subject to laws of general application and bankruptcy, insolvency and other similar laws affecting creditors’ rights generally and general principles of equity;

(v)

it is duly organized and validly existing under the laws of the jurisdiction of its organization and has all approvals necessary to execute and deliver this Backstop Commitment Letter and to perform its obligations hereunder;

(vi)

the execution and delivery of this Backstop Commitment Letter by it and the completion by it of the transactions contemplated herein do not and will not, to the best of its knowledge, violate or conflict with any judgment, order, notice, decree, statute, law, ordinance, rule or regulation applicable to such Backstop Party or any of its properties or assets or result (with or without notice or the passage of time) in a violation, conflict or breach of, or constitute a default under, or require any consent to be obtained under its certificate of incorporation, articles, bylaws or other constating documents;

(vii)

the Outstanding Second Lien Notes held by it are subject to any liens, charges, encumbrances or other similar restrictions that would reasonably be expected to adversely affect its ability to perform its obligations under this Backstop Commitment Letter;

(viii)

to the best of its knowledge, there is no proceeding, claim or investigation pending before any Governmental Entity, or threatened against such Backstop Party or any of its properties that, individually or in the aggregate, could reasonably be expected to have a material adverse effect on such Backstop Party’s ability to execute and deliver this Backstop Commitment Letter, to perform its obligations hereunder and to consummate the Recapitalization Transaction;

(ix)

it is an “accredited investor”, as such term is defined in National Instrument 45-106 - Prospectus and Registration Exemptions of the Canadian Securities Administrators (“NI 45-106”) and it was not created or used solely to purchase or hold securities as an accredited investor as described in paragraph (m) of the definition of “accredited investor” in NI 45-106;

(x)

it is an accredited investor within the meaning of the rules of the United States Securities and Exchange Commission under the Securities Act of 1933, as amended, and the regulations promulgated thereunder, as modified by The Dodd-Frank Wall Street Reform and Consumer Protection Act; and

(xi)

it has and will have available to it as of the Funding Date all funds, including existing cash on hand and undrawn debt facilities, necessary to pay all of its Commitments in accordance with the terms hereof. Such Backstop Party expressly acknowledges that its obligations under this Backstop Commitment Letter are not contingent on the availability of any financing.

EXHIBIT B TO BACKSTOP COMMITMENT LETTER

Covenants

    Capitalized terms used but not defined herein have the meanings assigned to them in the Backstop Commitment Letter to which this Exhibit B is attached and of which it forms a part.

Subject to, and in consideration of, each Backstop Party’s holding of its Commitments as set forth in this Backstop Commitment Letter, the Company hereby acknowledges, covenants and agrees:

(i)	to the Recapitalization Transaction Terms (as defined in the Second Lien Support Agreement);

(ii)

to pursue the completion of the Recapitalization Transaction on a timely basis and in good faith by way of the Plan of Arrangement, and not to take any action (or inaction) that is inconsistent with the terms of this Backstop Commitment Letter;

(iii)

to file the Plan of Arrangement on a timely basis, recommend to any person entitled to vote on the Plan of Arrangement that they vote to approve the Plan of Arrangement and take all reasonable actions necessary to obtain any regulatory approvals for the Recapitalization Transaction and to achieve the following timeline (which timeline may be extended at any time as agreed by the Company and the Majority Second Lien Noteholder Supporting Parties):

(i)	Court approval of the Interim Order (as defined in the Second Lien Support Agreement) shall have been obtained by no later than August 10, 2016;

(ii)	the Plan of Arrangement shall have been approved by the Court pursuant to the Final Order (as defined in the Second Lien Support Agreement) by no later than September 30, 2016; and

(iii)	the Recapitalization Transaction shall have been implemented pursuant to the Plan of Arrangement on or prior to the Outside Date;

(iv)

to provide draft copies of all motions or applications and other documents with respect to the Recapitalization Transaction and the Plan of Arrangement that the Company intends to file with the Court in connection with the Proceedings (as defined in the Second Lien Support Agreement) to the Advisors (as defined in the Second Lien Support Agreement) at least two (2) Business Days prior to the date when the Company intend to file or otherwise disseminate such documents (or, where circumstances make it impracticable to allow for two (2) Business Days’ review, with as much opportunity for review and comment as is practically possible in the circumstances), and all such filings shall be acceptable to the Majority Second Lien Noteholder Supporting Parties, acting reasonably. For greater certainty, the Interim Order, Final Order and the Plan of Arrangement shall only be submitted to the Court in a form mutually agreed by the Company and the Majority Second Lien Noteholder Supporting Parties, each acting reasonably, and each such document shall be subject to any amendments that are required by the Court, provided that any such amendments are acceptable to the Company and the Majority Second Lien Noteholder Supporting Parties, each acting reasonably. The Company shall not materially amend the terms of the Interim Order, the Final Order or the Plan of Arrangement without the consent of the Majority Second Lien Noteholder Supporting Parties, such consent not to be unreasonably withheld;

(v)

to promptly notify the Advisors if, at any time before the effective time of implementation of the Plan of Arrangement, it becomes aware that an application for a regulatory approval or any other order, registration, consent, filing, ruling, exemption or approval under applicable laws contains a statement which is materially inaccurate or incomplete or of information that otherwise requires an amendment or supplement to such application, and the Company shall co-operate in the preparation of such amendment or supplement as required;

(vi)	to Section 5 of this Backstop Commitment Letter;

(vii)

to not materially increase compensation or severance entitlements or other benefits payable to directors or senior management of the Company, including by way of a key employee incentive plan, and not to materially increase compensation or severance entitlements or other benefits payable to all or substantially all of the employees of the Company;

(viii)

to comply with the terms and covenants of the First Lien Notes Indenture (as defined in the Recapitalization Term Sheet) other than any terms and covenants that may be breached as a result of (i) the commencement and/or continuation of the Proceedings in conformity with this Backstop Commitment Letter and the Second Lien Support Agreement; (ii) the pursuit of the Recapitalization Transaction, including the entering into of any related documents, as specifically contemplated by the Second Lien Support Agreement; and (iii) the non-payment of interest in respect of the Outstanding Second Lien Notes on the July 15, 2016 interest payment date;

(ix)

to operate its business in the ordinary course of business, having regard to its current financial condition and to not enter into or terminate any material contract, except with the prior consent of the Majority Second Lien Noteholder Supporting Parties, such consent not to be unreasonably withheld;

(x)	to promptly notify the Advisors of any claims threatened or brought against it which may impede or delay the consummation of the Recapitalization Transaction or the Plan of Arrangement;

(xi)

to not, without the prior consent of the Majority Second Lien Noteholder Supporting Parties, amalgamate, consolidate with or merge into, or sell all or substantially all of their assets to, another entity, or change the nature of its business or its corporate or capital structure;

(xii)

except with the prior consent of the Majority Second Lien Noteholder Supporting Parties, or as specifically contemplated by the Second Lien Support Agreement and the Recapitalization Transaction, to not: (i) prepay, redeem prior to maturity, defease, repurchase or make other prepayments in respect of any non-revolving indebtedness; (ii) directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any indebtedness of any kind whatsoever (except to the extent permitted under the First Lien Notes Indenture (other than indebtedness permitted under items (1), (17), (18) and (19) of Section 4.09(b) thereof)); or (iii) create, incur, assume or otherwise cause or suffer to exist or become effective any new lien, charge, mortgage, hypothec or security interest of any kind whatsoever on, over or against any of their assets or property (except for Permitted Liens (as defined in the First Lien Notes Indenture) (other than liens permitted under items (1), (31) and (42) of such definition));

(xiii)

to promptly notify the Advisors of: (i) any resignation of, or leave of absence taken by, any of its directors or officers and (ii) any claims or threatened or brought against it in excess of $5 million;

(xiv)

to provide, upon reasonable request and with reasonable prior notice, the Advisors or the Backstop Parties which have entered into confidentiality agreements with the Company (including confidentiality agreements entered prior to the date of this Backstop Commitment Letter that remain in effect), or any of them, as the case may be, with reasonable access to the books and records of the Company and their subsidiaries and affiliates (other than books or records that are subject to solicitor-client privilege) for review in connection with the Recapitalization Transaction; and

(xv)	to pay the reasonable and documented fees and expenses of the Advisors within seven (7) Business Days from the date of receipt any Advisor invoice.

EXHIBIT C TO BACKSTOP COMMITMENT LETTER

Additional Conditions

Capitalized terms used but not defined herein have the meanings assigned to them in the Backstop Commitment Letter to which this Exhibit C is attached and of which it forms a part.

Notwithstanding anything to the contrary contained in this Backstop Commitment Letter and without limiting any other rights of the Backstop Parties’ rights hereunder, each Backstop Party’s obligation to hold and fulfill its Commitments under this Backstop Commitment Letter shall be subject to the satisfaction of the following conditions, each of which is for the benefit of the Backstop Parties and may be waived, in whole or in part, by the Initial Backstop Parties (provided that such conditions shall not be enforceable by a Backstop Party if any failure to satisfy such conditions results from an action, error or omission by or within the control of such Backstop Party seeking enforcement):

(i)	the Company shall have executed this Backstop Commitment Letter and delivered its signature pages hereto to the Initial Backstop Parties;

(ii)

the Plan of Arrangement and all transaction documents relating to the Recapitalization Transaction and the Plan of Arrangement shall be in form and substance acceptable to the Majority Second Lien Noteholder Supporting Parties, acting reasonably;

(iii)

all orders made and judgments rendered by any competent court of law and all rulings and decrees of any competent regulatory body, agent or official in respect of the Proceedings and the Recapitalization Transaction shall be satisfactory to Backstop Parties, acting reasonably;

(iv)

the Interim Order, the Plan of Arrangement, the proposed Final Order in respect of the Plan of Arrangement, and all other materials filed by or on behalf of the Company in the Proceedings shall have been filed (and, if applicable, issued) in form and substance acceptable to the Backstop Parties, acting reasonably;

(v)	there shall not exist or have occurred any Material Adverse Change;

(vi)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application (other than a frivolous or vexatious application by a Person other than a Governmental Entity) shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened or commenced by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction that restrains, impedes or prohibits (or if granted could reasonably be expected to restrain, impede or inhibit) the Recapitalization Transaction or any material part thereof or requires or purports to require a material variation of the Recapitalization Transaction;

C-1

(vii)

all actions taken by the Company in furtherance of the Recapitalization Transaction and the Plan of Arrangement shall be consistent in all material respects with this Backstop Commitment Letter and the Second Lien Support Agreement;

(viii)	the Company shall be in material compliance with all of its commitments and obligations under or in respect of this Backstop Commitment Letter and the Second Lien Support Agreement; and

(ix)

each of the conditions Section 9(a) and Section 9(c) of the Second Lien Support Agreement shall have been satisfied or waived by the Majority Second Lien Noteholder Supporting Parties in accordance with the terms of the Second Lien Support Agreement.

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EXHIBIT D TO BACKSTOP COMMITMENT LETTER

Additional Termination Events

Capitalized terms used but not defined herein have the meanings assigned to them in the Backstop Commitment Letter to which this Exhibit D is attached and of which it forms a part.

This Backstop Commitment Letter may be terminated by the Initial Backstop Parties, in their sole discretion, by providing written notice to the Company:

(i)

if the Company fails to meet any of the milestones set forth in Section 5(c) of the Second Lien Support Agreement within the times set forth therein (as such times may be extended in accordance with Section 5(c) of the Second Lien Support Agreement);

(ii)	if the Company enters into a written agreement to pursue a Superior Transaction (as defined in the Second Lien Support Agreement);

(iii)

if the Company has taken any action inconsistent with this Backstop Commitment Letter or failed to comply with, or defaulted in the performance or observance of, any material term, condition, covenant or agreement set forth in this Backstop Commitment Letter or the Support Agreement that, if capable of being cured, is not cured within three (3) Business Days after receipt of written notice of such failure or default and provided that, for greater certainty, no cure period shall apply with respect to any termination pursuant to clauses (i), (ii), (viii) or (x) of this Exhibit D;

(iv)	any representation, warranty or acknowledgement of the Company made in this Backstop Commitment Letter shall prove untrue in any material respect as of the date when made;

(v)

upon the issuance of any preliminary or final decision, order or decree by a Governmental Entity, the making of an application to any Governmental Entity, or the commencement of an action or investigation by any Governmental Entity, in consequence of or in connection with the Recapitalization Transaction or the Plan of Arrangement, which restrains, impedes or prohibits the Recapitalization Transaction or the Plan of Arrangement;

(vi)

if: (A) any Support Agreement has been terminated and is not in full force and effect through the Effective Date; (B) at any time the Supporting First Lien Noteholders (as defined in the Second Lien Support Agreement) that are party to the First Lien Support Agreement (as defined in the Second Lien Support Agreement) hold in the aggregate less than 66-2/3% of the principal amount of outstanding First Lien Notes (as defined in the Second Lien Support Agreement);

(vii)	[reserved];

D-1

(viii)

if the Proceedings are dismissed or a receiver, interim receiver, receiver and manager, trustee in bankruptcy, liquidator or administrator is appointed with respect to the Company, unless such appointment is made with the prior written consent of the Majority Second Lien Noteholder Supporting Parties;

(ix)

the amendment, modification or filing of a pleading by the Company seeking to amend or modify the Recapitalization Transaction Terms or the Plan of Arrangement, or any material document or order relating thereto, if such amendment or modification is not acceptable to the Majority Second Lien Noteholder Supporting Parties, acting reasonably; or

(x)	if the Recapitalization Transaction has not been completed and the Plan of Arrangement has not been implemented by the Outside Date,

in each case unless the event giving rise to the termination right is waived or cured in accordance with the terms hereof.

D-2

EXHIBIT E TO BACKSTOP COMMITMENT LETTER

Form of Joinder To Backstop Commitment Letter

This Joinder to the Backstop Commitment Letter (this “Joinder”) is made as of [    ], 2016 (the “Joinder Date”), by and among [    ] (the “Joining Backstop Party”), Postmedia Network Canada Corp. ( “PNCC”) and Postmedia Network Inc. (“PNI”, and together with PNCC, the “Company”) and the Initial Backstop Parties (as defined in the Backstop Commitment Letter (as defined below)) in consideration of the mutual covenants herein contained and benefits to be derived herefrom.

RECITALS:

A.

Reference is made to a certain Backstop Commitment Letter dated as of July [    ], 2016 (as amended, modified, supplemented or restated and in effect from time to time, the “Backstop Commitment Letter”), by and among the Initial Backstop Parties party thereto and the Company. All capitalized terms used herein and not otherwise defined herein shall have the meanings assigned to such terms in the Backstop Commitment Letter;

B.	The Joining Backstop Party desires to become a party to, and to be bound by the terms of, the Backstop Commitment Letter.

C.

Pursuant to the terms of the Backstop Commitment Letter, in order for the Joining Backstop Party to become party to the Backstop Commitment Letter, the Joining Backstop Party is required to execute this Joinder.

NOW, THEREFORE, in consideration of the premises contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1.

Joinder and Assumption of Obligations. Effective as of the date of this Joinder, the Joining Backstop Party hereby acknowledges that the Joining Backstop Party has received and reviewed a copy of the Backstop Commitment Letter, and acknowledges and agrees to:

(a)	join in the execution of, and become a party to, the Backstop Commitment Letter as an Additional Backstop Party thereunder, as indicated with its signature below;

(b)

subject to section (c) below, be bound by all agreements of the Additional Backstop Parties under the Backstop Commitment Letter with the same force and effect as if such Joining Backstop Party was a signatory to the Backstop Commitment Letter and was expressly named as an Additional Backstop Party therein; and

(c)	assume all rights and interests and perform all applicable duties and obligations of the Backstop Parties under the Backstop Commitment Letter other than those expressed therein to be solely the rights, interests, duties and obligations of the Initial Backstop Parties.

2.

Ratification of Transaction Documents. Except as specifically amended by this Joinder, all of the terms and conditions of the Backstop Commitment Letter shall remain in full force and effect as in effect prior to the date hereof, without releasing any obligors thereon.

3.

Acknowledgment. The Joining Backstop Party acknowledges and agrees that pursuant to the Backstop Commitment Letter it shall not be entitled to receive any of the fees, expenses or other rights under Section 3 of the Backstop Commitment Letter.

4.	Miscellaneous.

(a)

This Joinder may be executed in several counterparts and by each party on a separate counterpart, each of which when so executed and delivered shall be an original, and all of which together shall constitute one instrument. This Joinder will become effective upon the execution thereof by [REDACTED], the Company and the Joining Backstop Party.

(b)

This Joinder expresses the entire understanding of the parties with respect to the transactions contemplated hereby. No prior negotiations or discussions shall limit, modify, or otherwise affect the provisions hereof.

(c)

Any determination that any provision of this Joinder or any application hereof is invalid, illegal or unenforceable in any respect and in any instance shall not affect the validity, legality, or enforceability of such provision in any other instance, or the validity, legality or enforceability of any other provisions of this Joinder.

(d)

The Joining Backstop Party represents and warrants that the Joining Backstop Party has consulted with independent legal counsel of its selection in connection with this Joinder and is not relying on any representations or warranties of any other Backstop Party or the Company or their respective counsel in entering into this Joinder. The Joining Backstop Party represents and warrants to each other Backstop Party and the Company that such Joining Backstop Party, together with its affiliates, held on the Backstop Record Date and holds on the Joinder Date the aggregate principal amount of Outstanding Second Lien Notes specified on the signature pages hereto.

(e)

The validity of this Joinder, the construction, interpretation, and enforcement hereof, and the rights of the parties hereto with respect to all matters arising hereunder or related hereto shall be determined under, governed by, and construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable in that Province. Each party to this Joinder agrees that, in connection with any legal suit or proceeding arising with respect to this Joinder, it shall submit to the non-exclusive jurisdiction of the courts of the Province of Ontario, and any appellate court from any thereof, and agrees to venue in such courts; provided that the Court shall have jurisdiction to hear and determine any legal dispute arising hereunder during the course of the CBCA Proceeding. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, each of the undersigned has caused this Joinder to be duly executed and delivered by its proper and duly authorized officer as of the date set forth below.

[JOINING BACKSTOP PARTY]:

By:
Name:

Title:
Principal amount of Outstanding Second Lien Notes held on the Backstop Record Date by [ ] and its affiliates:

Accepted and agreed to as of the date first above written:

INITIAL BACKSTOP PARTIES:

[REDACTED]

By:
	Name:	[ ]

	Title:	[ ]

THE COMPANY

POSTMEDIA NETWORK CANADA CORP.

By:
Name:
Title:

POSTMEDIA NETWORK INC.

By:
Name:
Title:

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